Filed by Concord EFS, Inc.

Subject Company – Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

First Data Corporation and Concord EFS, Inc. issued the following press release on October 23, 2003:

CONTACTS:

David Banks, Investor Relations, 303-967-8057

Staci Busby, Media Relations, 303-967-7188

First Data and Concord Say DOJ Action will Decrease Competition,

Increase Prices for Merchants and Consumers

DENVER and Memphis, Tenn. – October 23, 2003 – First Data (NYSE: FDC) and Concord EFS (NYSE: CE) today characterized the complaint filed by the U.S. Department of Justice (DOJ) challenging First Data’s merger with Concord as inaccurate and ill-advised and vowed to vigorously defend the transaction in court. The DOJ filed its suit earlier today in an effort to block the transaction. First Data and Concord officials said they are prepared to proceed quickly with the case and will ask the Court to rule on the Justice Department’s request to enjoin the deal well in advance of the January 31, 2004 termination date in the First Data and Concord merger agreement.

The companies intend to hold their previously scheduled shareholder meetings on October 28.

The DOJ appears to have focused its opposition to the transaction on the combination of the NYCE network, which is majority owned by First Data, and the STAR network, owned by Concord. While those networks carry PIN debit transactions at both the point-of-sale (POS) and ATMs, the DOJ’s complaint is limited to the alleged market for PIN debit services at the POS.

First Data has continuously stressed that this merger is about choice, voice and innovation: greater choice for consumers and merchants through the expansion of PIN debit; greater voice for merchants and banks in shaping the developing of new products, and greater scale that will result in lower prices and enable investment in innovation to the benefit of the payments marketplace as a whole.

Charlie Fote, chairman and chief executive officer of First Data said, “Today, the Department of Justice elected to decrease competition and increase prices for consumers and merchants. The DOJ’s complaint is both inaccurate and ill-advised and could have severe detrimental impacts in the payments marketplace. It seems that the DOJ has either misinterpreted or ignored both rapidly changing industry dynamics as well as a common-sense interpretation of a marketplace that clearly encompasses both PIN and signature debit. For instance, they seem to have ignored recent wins by competitors for some of the largest banks in the U.S.

“I find it ironic that the DOJ is acting against a transaction where the combined company would handle less than 45% of PIN debit transactions, when only two years ago, the DOJ approved Concord’s acquisition of STAR, which resulted in Concord handling approximately 60% of exactly the same transactions,” Fote added. “We are disappointed that the DOJ chose this course, and rejected our offer earlier today to meet with them. We believe the government’s case is without merit, and we look forward to proving that in court.”

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As an electronic commerce and payment services company, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include approximately 169,000 Agent locations in more than 195 countries and territories. For more information, please visit www.firstdata.com.

About Concord EFS, Inc.

Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies. For more information, visit us at www.concordefs.com.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data and Concord have filed with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and Concord and their respective directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord EFS, Inc. and their ownership of Concord EFS, Inc. stock is set forth in the proxy statement for Concord EFS, Inc.’s 2003 annual meeting of stockholders. Bond Isaacson, who became Co-Chief Executive Officer of Concord in 2002, holds approximately 400,000 Concord stock options. Employment and compensation agreements of certain potential participants, including change of control arrangements, are filed as exhibits to the Concord Form 10-K filed March 27, 2003. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

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